STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of BELIEVE Hotel Group US Inc resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FORTH" so that, as amended, said Article shall be and read as follows:

The Corporation is authorized to issue a total number of shares of 1,100,000 shares having a par value of $0.0100000 per share The classes of stock which the Corporation shall have the authority to issue is 1,000,000 shares of common stock, par value $0.0100000 per share and 100,000 shares of preferred stock, par value $0.0100000 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 9th day of June, 2023.

By:___*Vaughan Nicholls*_____
Authorized Officer

Title: CEO

Name: Vaughan Nicholls

CERTIFICATE OF INCORPORATION
OF
Believe Hotel Group US, Inc.

FIRST: The name of the corporation is: Believe Hotel Group US, Inc. (the "Corporation").

SECOND: The Corporation's registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful activity for which corporations may be organized under the Delaware General Corporation Law (the "DGCL").

FOURTH: The Corporation is authorized to issue a total number of shares of 100,000 shares having a par value of $0.0100000 per share. All shares shall be common shares and of one class.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the board of directors (the "Board"), and the directors comprising the Board (the "Directors") need not be elected by written ballot. The number of Directors on the Board shall be set by a resolution of the Board.

SIXTH: The Corporation shall exist perpetually unless otherwise decided by a majority of the Board.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is authorized to amend or repeal the bylaws.

EIGHTH: The Corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware.

NINTH: The incorporator is Harvard Business Services, Inc., the mailing address of which is 16192 Coastal Highway, Lewes, Delaware 19958.

TENTH: To the fullest extent permitted by the DGCL, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director. No amendment to, modification of, or repeal of this item Tenth shall apply to or have any effect on the liability of a Director for or with respect to any acts or omissions of such Director occurring prior to such amendment. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then this Certificate should be read to eliminate or limit the liability of a Director of the Corporation to the fullest extent permitted by the DGCL, as so amended.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this April 14, 2023.

Signed and Attested to by: _____

Harvard Business Services, Inc., Incorporator
By: Michael J. Bell, President

STATEMENT OF INCORPORATOR
****

IN LIEU OF ORGANIZATIONAL MEETING
FOR
Believe Hotel Group US, Inc.
April 14, 2023

We, Harvard Business Services, Inc., the incorporator of Believe Hotel Group US, Inc. -- a Delaware Corporation -- hereby adopt the following resolution:

Resolved: That the Certificate of Incorporation of Believe Hotel Group US, Inc. was filed with the Secretary of State of Delaware on April 14, 2023.

Resolved: That on April 14, 2023 the following persons were appointed as the initial directors of the Corporation until their successors are elected and qualify:

Vaughan Nicholls

Michelle Nicholls

Terri-Leigh Huleis

Marshall Mayer

Resolved: That the bylaws included with this resolution are the initial bylaws approved by the incorporator.

Resolved: That the Secretary of the Company is hereby authorized and directed to execute a certificate of adoption of the bylaws or repeal the initial bylaws and create a custom set of bylaws to be adopted and approved by the directors.

Resolved: The powers of this incorporator are hereby terminated, and said incorporator shall no longer be considered a part of the body corporate of the above named corporation.

This resolution shall be filed in the minute book of the company.



Harvard Business Services, Inc., Incorporator
By: Michael J. Bell, President